UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
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                                 SEC FILE NUMBER
                                     1-12571
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                                  CUSIP NUMBER
                                  45815F 10 6
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(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

                       For Period Ended: December 31, 1997

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


                                INTELLICELL CORP.
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                             Full Name of Registrant



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                            Former Name if Applicable


                                9314 Eton Avenue
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            Address of Principal Executive Office (Street and Number)


                          Chatsworth, California 91311
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                            City, State and Zip Code


                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Form 10-K could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The audit of the Company's financial statements for the year ended December 31, 1997 will not be completed in a timely basis by the Company's independent public accountants and it is therefore unable to furnish the required opinion on such financial statements. In accordance with the requirement of Rule 12b-25(c) of the Securities Exchange Act of 1934 and in satisfaction of item (c) of
     Part II of Form 12b-25, a letter from the Company's independent public accountants accompanies this filing.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John Snyder                                 818          709-2300
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     (Name)                                     (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The unaudited net loss for the year ended December 31, 1997 is presently reported at $6,116,000, a decline from a pro-forma net income of $315,000 after taxes reported for the year ended December 31, 1996.

          The decrease in results of operations from the corresponding period for the last fiscal year is as a result of the following charges in 1997: non-recurring legal and professional fees of $1,300,000, increase in reserve for doubtful trade and notes receivables of $3,627,000, before writing off bad debts, an increase in provision for inventory reserves of $607,000 prior to inventory write-downs, and a write-off of deferred financing costs relating to a replaced line of credit of $124,000.


                                Intellicell Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 1998                  By   /s/ John Snyder
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                                      Name:  John Snyder
                                      Title: CFO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)